51-102F3

Material Change Report

Item 1Name and Address of Company

Red Metal Resources Ltd. (the “Company”)

1130 Pender Street, West, Suite 820

Vancouver, BC V6E 4A4

Item 2Date of Material Change

August 15, 2024 and August 16, 2024.

Item 3News Release

The news release dated August 16, 2024, was disseminated via NewsFile on August 16, 2024.

Item 4Summary of Material Change

The Company announced the resignation of Gregory Jensen from the board of directors and from his positions as President, Chief Executive Officer (“CEO”) and Corporate Secretary. Mr. Jensen resigned from these positions due to personal reasons.

To fill the vacancy, the board of directors appointed Brian Gusko, currently VP of Finance of the Company, as director. Ms. Caitlin Jeffs was appointed the CEO, President, and Corporate Secretary of the Company.

Item 5Full Description of Material Change

5.1 Full Description of Material Change

A full description of the material change is described in Item 4 above and in the News Release which has been filed on SEDAR+ at www.sedarplus.ca.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7Omitted Information

None

Item 8Executive Officer

Caitlin Jeffs, Chief Executive Officer, 1-866-907-5403

Item 9Date of Report

August 19, 2024